Northwest Pipe Company
201 NE Park Plaza Drive, Suite 100
Vancouver, Washington 98684

October 29, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:        Geoff Kruczek

   Re:        Northwest Pipe Company

                                      Registration Statement on Form S-3
                                      Filed October 23, 2020
                                      File No. 333-249637

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Northwest Pipe Company. We respectfully request that the Registration Statement become effective as of 4:30 p.m., Eastern Time, on Tuesday, November 3, 2020, or as soon as practicable thereafter.

Very truly yours,

Northwest Pipe Company

By:     /s/ Scott Montross

Scott Montross

President and Chief Executive Officer

cc:     Gregory E. Struxness

          Buchalter, a Professional Corporation